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William H. Levay +1 202-469-5271 William.Levay@hklaw.com

August 17, 2018
VIA EDGAR AND E-MAIL

Pamela A. Long Assistant Director Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 4720 100 F Street, NE Washington, D.C. 20549

Re:	Capital Bancorp, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Confidentially Submitted July 27, 2018 CIK No. 0001419536
Dear Ms. Long:
On behalf of Capital Bancorp, Inc., a Maryland corporation (the “Company”), we are submitting Amendment No. 3 to the draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.
The Company has revised the Registration Statement from the version submitted on July 27, 2018 to provide updated financial information as of and for the six months ended June 30, 2018 and to reflect a four-for-one stock split of the Company’s common stock, which became effective on August 15, 2018. For your convenience, copies of this letter, together with a clean copy of Amendment No. 3 and a copy of Amendment No. 3 marked to show changes from the Registration Statement submitted on July 27, 2018 are being delivered to the Staff under separate cover.
Please do not hesitate to contact us if you have any questions concerning any aspect of Amendment No. 3 or if we may be of further assistance. You can reach me directly at (202) 469-5271 and Kevin Houlihan at (202) 469-5269. We appreciate your prompt attention to this matter.

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Pamela A. Long
August 17, 2018

Sincerely yours,
HOLLAND & KNIGHT LLP
/s/ William H. Levay
William H. Levay

cc:
Christopher Dunham, Securities and Exchange Commission (by email)
William Schroeder, Securities and Exchange Commission (by email)
Michael Volley, Securities and Exchange Commission (by email)
Alan W. Jackson, Capital Bancorp, Inc. (by email)
Kevin M. Houlihan, Holland & Knight LLP (by email)
Michael Reed, Covington & Burling LLP (by email)